

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 15, 2008

By U.S. Mail

Thomas May
Chairman, President, Chief Executive Officer
NSTAR
800 Boylston Street
Boston, Massachusetts 02199

> **RE:** **NSTAR**
> **File No. 1-14768**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on February 11, 2008**
>
> **NSTAR Electric Company**
> **File No. 1-02301**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on February 15, 2008**

Dear Mr. May:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief Accountant